INTERCONTINENTALEXCHANGE, INC.
August 16, 2007
Terence O’Brien, Branch Chief,
     Securities and Exchange Commission,
          Division of Corporation Finance,
                  100 F Street, N.E.,
                    Washington, D.C. 20549.
          Re:   IntercontinentalExchange, Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2006
                  Form 10-Q for the Fiscal Quarter Ended March 31, 2007
                  File No. 001-32671
Dear Mr. O’Brien:
          We are in receipt of the letter, dated August 3, 2007, to Richard V. Spencer, former Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.
          We have reviewed the comments and set forth our responses below. To facilitate the staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has also filed a copy of this letter as correspondence via EDGAR.
1.	Your discussion on page 54 indicates that you implemented a rebate program in the ICE WTI Crude markets in 2006 to promote trading which we note from page 84 was $7.4 million during 2006. In future filings, please revise MD&A to quantify the amount of rebates that were granted to discuss the impact this program had on operations, to the extent the impact was material.

Response:

As requested by the staff, in future filings, the Company will revise its MD&A to quantify the amount of rebates that it granted and will discuss the impact this program had on its results of operations to the extent the impact is material. For example, in future filings (including the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q), the Company proposes to provide disclosure in a manner substantially similar to the following:
     Transaction fees are presented net of rebates. We recorded transaction fees net of rebates of $7.4 million, $543,000 and $3.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Of the rebates, $203,000, $543,000 and $376,000 related to the OTC business segment for the years ended December 31, 2006, 2005 and 2004, respectively, and the remainder related to the UK futures business segment. We offer rebates in certain of our markets primarily to help generate market liquidity and trading volumes by providing customers

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trading in those markets a full or partial discount to the applicable commission rate. Typically, we offer these rebates until we believe the market has generated sufficient liquidity and volume so that the rebates are no longer needed to sustain and promote liquidity. These rebates reduce revenue that we would have generated had we charged full commissions and had we generated the same volume without the rebate program. The rebate program has reduced our UK futures business segment’s average rate per contract by $0.08 for the years ended December 31, 2006 and 2004.
2.	We note the disclosure of your critical accounting policies with regards to goodwill. Considering the NYBOT acquisition in January and the resulting increase in your goodwill balance, please revise future filings to provide a more comprehensive description of your accounting policy for goodwill to address the existence and nature of highly material estimates or assumptions and how these matters may affect the financial statements. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response:

The Company acknowledges the staff’s comment and will provide in future filings more comprehensive disclosure on “Critical Accounting Policies, Goodwill and Other Identifiable Intangible Assets”. The Company proposes to expand its existing disclosure of its accounting policy for goodwill in a manner substantially similar to the following:
     In connection with our acquisitions, assets acquired and liabilities assumed are recorded at their estimated fair values. We have recorded goodwill for the excess of the purchase price of our acquisitions over the fair value of identifiable net assets acquired, including other identified intangible assets. We recognize specifically identifiable intangibles when a specific right or contract is acquired. Our fair value assumptions are based on management’s judgment and require the use of significant estimates and assumptions regarding estimated future cash flows. In performing the purchase price allocation, we consider, among other factors, the intended future use of acquired assets, analyses of historical financial performance and estimates of future performance of the acquired business.
     At the acquisition date, a preliminary allocation of the purchase price is recorded based upon a preliminary valuation. We continue to review and validate estimates, assumptions and valuation methodologies underlying the preliminary valuation during the purchase price allocation period. Accordingly, these estimates and assumptions are subject to change, which could have a material impact on our financial statements. The purchase price allocation period ends when we have obtained all of the information and that is known to be obtainable, which usually does not exceed one year from the date of acquisition.

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     We test goodwill in each of our business segments for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, by comparing the carrying value of the business segment with its estimated fair value. If the carrying value of the business segment exceeds its estimated fair value, then an impairment loss is recorded if and to the extent that the carrying value of the goodwill is in excess of the implied fair value of the goodwill in accordance with the two-step process in SFAS No. 142. All other intangible assets are evaluated for impairment under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS No. 144, we are required to evaluate whether events or changes in circumstances indicate that the carrying value of our depreciable assets to be held and used may not be recoverable. An estimate of undiscounted future cash flows produced by these long-lived assets is then compared to the carrying value of those assets to determine if the asset if recoverable. If an asset is not recoverable, the loss is measured as the difference between fair value and carrying value of the impaired asset. Fair value of an asset is based on various valuation techniques, including discounted cash flow analyses.
     In assessing whether goodwill and other intangible assets are impaired, we must make assumptions regarding estimated future cash flows, estimated long-term growth rates of our business, the period over which cash flows will occur, and other factors to determine the fair value of our assets. These estimates and assumptions require management’s judgment, and changes to these estimates and assumptions could materially affect the determination of fair value and/or impairment for each business segment. Future events could cause us to conclude that indications of goodwill or intangible asset impairment exist. Impairment may result from, among other things, deterioration in the performance of our business, adverse market conditions, adverse changes in applicable laws and regulations, competition, or the sale or disposition of a reporting unit. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. Our analyses have not resulted in impairment through the end of the reporting period.
3.	You disclose management concluded your disclosure controls and procedures “are adequate and effective in timely alerting them to material information... required to be included in (your) periodic SEC filings.” Similarly narrow language is included in the Form 10-Q for March 31, 2007. In future filings, please revise this disclosure to address the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented. Please confirm, if true that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

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Response:

The Company confirms that its disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e) of the Exchange Act. The Company acknowledges the staff’s comment and will revise in future filings its disclosures so as to provide the information specified in section 240.13a-15(e) of the Exchange Act. In its future filings, the Company proposes to revise the referenced disclosure in a manner substantially similar to the following:
     As of the end of the period covered by this report, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective as of the end of the period covered by this report.
4.	You disclose on page 9 that the entire goodwill amount from your NYBOT acquisition will be included in the global OTC business segment, however have not determined which reporting unit it will be in for impairment testing. Please tell us how this statement is consistent with the reportable segments presented in Note 12. In this regard, we note that as a result of your NYBOT acquisition in January 2007 you now have a fourth reporting segment; US futures business segment. Tell us why the goodwill has not allocated to the US futures business segment.

Response:

The Company has included the goodwill from the NYBOT acquisition in its global OTC business segment, which is reflected in the total asset amount for the segment in Note 12 to its consolidated financial statements. The Company believes that this presentation is consistent with its reporting segment footnote and its disclosure in Note 3 of its Quarterly Report on Form 10-Q for the period ended March 31, 2007 and Note 13 of its Quarterly Report on Form 10-Q for the period ended June 30, 2007.

The Company’s OTC business segment includes the financial results of IntercontinentalExchange, Inc., the parent company of ICE Futures and NYBOT. Goodwill resulting from the ICE Futures acquisition in 2001 and the NYBOT acquisition in 2007 has been recorded at the parent company level and has not been pushed-down to the Company’s UK futures business segment or US futures business segment in its internal reporting. The Company has included goodwill from the NYBOT acquisition in its OTC business segment and not its US futures business segment because to do otherwise would be inconsistent with how the Company reports goodwill and uses it internally to evaluate segment performance and to decide how to allocate resources among segments. As this is the way it is reported internally in the

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Company’s business segments and provided to the Company’s chief operating decision maker, the Company is required to report it in the same manner in its business segment reporting footnote in its consolidated financial statements.
5.	We note your disclosure regarding the $13.2 million of unrecognized tax benefits. Please tell us whether or not you have recorded a reserve for these benefits and if so, where you have classified this on your balance sheet and how your classification complies with paragraph 17 of FIN 48.

Further tell us how you have considered the sufficiency of your contractual obligation table in your Form 10-K in light of these unrecognized tax benefits. Note that a narrative disclosure should be provided for any material effects of FIN 48 liabilities on the prior year end table of contractual obligations based on Instruction 7 to Regulation S-K Item 303(b) in your interim periods. Please revise future filings accordingly.

Response:

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“Interpretation No. 48”) prescribes the minimum recognition threshold a tax position is required to meet before being recognized in a company’s financial statements. Upon adoption of Interpretation No. 48, the Company recognized $13.2 million in unrecognized tax benefits in its financial statements, which represents the difference between the tax positions taken or expected to be taken in its tax return and the benefit recognized and measured pursuant to Interpretation No. 48. The Company has classified the unrecognized tax benefits as a non-current liability in its consolidated balance sheet as required by Paragraph 17 of Interpretation No. 48. Interpretation No. 48 requires that the unrecognized tax benefit be classified as a current liability to the extent the enterprise anticipates payment (or receipt) of cash within one year. The Company does not anticipate that any portion of the unrecognized tax benefits will be settled by means of a cash payment within one year. The Company has classified the unrecognized tax benefits as a non-current liability because the time period between the filing of the tax return and the final resolution of the uncertain tax position with the taxing authority is expected to extend over several years. In addition, no portion of the anticipated change in the balance of the liability resulting from an event other than payment of cash (e.g., expiration of the applicable statute of limitations) has been classified as current.

Instruction 7 to Regulation S-K Item 303(b) provides that a registrant is not required to include a tabular disclosure of contractual obligations as required under paragraph (a)(5) for any interim periods. Instead, a registrant is required to “disclose material changes outside the ordinary course of registrant’s business in the specified contractual obligations during the interim period.” At a meeting of the AICPA SEC Regulations Committee held on April 17, 2007 at which members of the SEC staff

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were present, the staff expressed the view that “uncertain tax liabilities should be included in the contractual obligations table to the extent that the registrant can make reasonably reliable estimates of the amount and period in which these liabilities will be paid.”
The Company’s $13.2 million liability represents the difference between the tax positions taken or expected to be taken in its tax return and the benefit recognized and measured pursuant to Interpretation No. 48. A significant portion of this liability ($8.2 million) relates to temporary differences. In future periods, the reversal of such temporary differences, and the related liability for unrecognized tax benefits, will have no impact on the Company’s consolidated income statement and will not involve the payment of cash. The remaining portion of the liability ($5 million) represents amounts that management anticipates will ultimately be settled either through the expiration of the statute of limitations or resolution with the taxing authorities. Until such time as the Company has been notified of an audit and has agreed upon a settlement amount, the Company cannot reasonably estimate the amount or period in which these liabilities will be paid. For this reason, the Company has excluded these liabilities from the contractual obligations table.
At the April 17, 2007 meeting of the AICPA SEC Regulations Committee, the SEC staff also expressed the view that “when the amount and period of payment cannot be reliably estimated and the tax liabilities are either (a) excluded from the table or (b) included in an ‘other’ column, registrants would be expected to disclose this fact in a footnote to the table. Specifically, the registrant should disclose the amounts excluded and the basis for exclusion.” Further, during interim periods, “registrants should consider how its uncertain tax liabilities affect its prior disclosures of contractual obligations. If the effect is material, the registrant should make appropriate disclosures in the interim period’s MD&A.” In future filings, if material, the Company will disclose the amounts excluded from the contractual obligations table and the basis for the exclusion as described above.
*     *     *     *
         In connection with our response to the staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2106.
Sincerely,
/s/ Scott A. Hill
Scott A. Hill
Senior Vice President, Chief
Financial Officer

cc:	Melissa Rocha
(Securities and Exchange Commission)

Johnathan H. Short
Andrew J. Surdykowski
(IntercontinentalExchange, Inc.)

Catherine M. Clarkin
(Sullivan & Cromwell LLP)